FIRST QUARTER 2003

INTERIM CONSOLIDATED

FINANCIAL STATEMENT

Three Months Ended

March 31, 2003

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

	(unaudited, in millions of Canadian dollars,
	except for per share amounts)
	FOR THE THREE MONTHS ENDED

	MARCH 31	MARCH 31
	2003	2002

REVENUE
Premium income:
Annuities	$1,549	$2,088
Life insurance	1,523	952
Health insurance	592	411

	3,664	3,451
Net investment income	1,389	1,167
Fee income	705	820

	5,758	5,438

POLICY BENEFITS AND EXPENSES
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,152	1,384
Annuity payments	414	248
Death and disability benefits	673	338
Health benefits	417	314
Policyholder dividends and interest on claims and deposits	323	208

	2,979	2,492
Net transfers (from) to segregated funds	(24)	511
Increase in actuarial liabilities	1,102	958
Commissions	466	451
Operating expenses	670	575
Premium taxes	44	31
Interest expense	55	38

	5,292	5,056

OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	466	382
Income taxes	105	107
Non-controlling interests in net income of subsidiaries	19	21

TOTAL NET INCOME	342	254
Less:
Participating policyholders’ net income (loss)	(1)	(2)

SHAREHOLDERS’ NET INCOME	$343	$256

Basic earnings per share (Note 6)	$0.56	$0.59
Diluted earnings per share (Note 6)	$0.56	$0.59

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Services of Canada Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	(unaudited, in millions of Canadian dollars)
	AS AT

	MARCH 31	DECEMBER 31	MARCH 31
	2003	2002	2002

ASSETS
Bonds	$67,881	$73,423	$49,970
Mortgages	14,433	15,799	8,154
Stocks	3,763	4,221	5,002
Real estate	3,093	3,223	2,252
Cash, cash equivalents and short-term securities	7,598	7,152	4,057
Policy loans and other invested assets	6,468	6,726	4,601

Invested assets	103,236	110,544	74,036
Goodwill	5,756	5,899	2,115
Other assets	6,781	6,995	5,296

Total general fund assets	$115,773	$123,438	$81,447

Segregated funds net assets	$48,183	$52,755	$48,703

LIABILITIES AND EQUITY
Actuarial liabilities and other policy liabilities	$82,466	$89,862	$60,392
Amounts on deposit	3,113	3,262	1,836
Deferred net realized gains	3,086	3,456	3,710
Other liabilities	8,418	7,671	5,174

Total general fund liabilities	97,083	104,251	71,112
Subordinated debt	1,945	1,974	476
Cumulative capital securities of a subsidiary	888	948	954
Non-controlling interests in subsidiaries	1,333	1,356	1,016
Total equity	14,524	14,909	7,889

Total general fund liabilities and equity	$115,773	$123,438	$81,447

Segregated funds contract liabilities	$48,183	$52,755	$48,703

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chairman and Chief Executive Officer

Ronald W. Osborne
Director

www.sunlife.com First Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Equity

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED

	PARTICIPATING		MARCH 31	MARCH 31
	POLICYHOLDERS	SHAREHOLDERS	2003	2002

SHARE CAPITAL
Balance, beginning of period	$—	$7,477	$7,477	$1,100
Common shares issued, net of issuance costs as consideration for business acquisition (Note 3)	—	63	63	—
Stock option compensation	—	8	8	—
Stock options exercised	—	1	1	—
Purchase and cancellation of common shares (Note 5)	—	(50)	(50)	—

Balance, end of period	—	7,499	7,499	1,100

RETAINED EARNINGS
Balance, beginning of period	73	6,621	6,694	5,994
Total net income (loss)	(1)	343	342	254
Dividends on common shares	—	(105)	(105)	(60)
Purchase and cancellation of common shares (Note 5)	—	(66)	(66)	—

Balance, end of period	72	6,793	6,865	6,188

CURRENCY TRANSLATION ACCOUNT
Balance, beginning of period	3	735	738	631
Changes for the period	(3)	(575)	(578)	(30)

Balance, end of period	—	160	160	601

Total equity	$72	$14,452	$14,524	$7,889

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Services of Canada Inc.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Cash Flows

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED

	MARCH 31	MARCH 31
	2003	2002

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES
Total net income	$342	$254
New mutual fund business acquisition costs capitalized	(41)	(56)
Redemption fees of mutual funds	21	29
Items not affecting cash	1,457	969

Net cash provided by operating activities	1,779	1,196

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES
Borrowed funds	115	66
Redemption of subordinated debt	—	(300)
Issuance of common shares on exercise of stock options	1	—
Purchase and cancellation of common shares (Note 5)	(116)	—
Dividends paid on common shares	(105)	(60)

Net cash used in financing activities	(105)	(294)

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	8,475	8,497
Purchases of bonds, mortgages, stocks and real estate	(9,587)	(10,060)
Policy loans	(26)	(10)
Short-term securities	(194)	740
Other investments	(78)	(52)

Net cash used in investing activities	(1,410)	(885)

Net cash provided by discontinued operations (Note 3)	273	—

Changes due to fluctuations in exchange rates	(219)	(10)

Increase in cash and cash equivalents	318	7
Cash and cash equivalents, beginning of period	4,156	2,583

Cash and cash equivalents, end of period	4,474	2,590
Short-term securities, end of period	3,124	1,467

Cash, cash equivalents and short-term securities, end of period	$7,598	$4,057

Supplementary Information
Cash and cash equivalents:
Cash	$482	$402
Cash equivalents	3,992	2,188

	$4,474	$2,590

Cash disbursements made for:
Interest on borrowed funds, subordinated debt and cumulative capital securities	$5	$18

Income taxes, net of refunds	$6	$83

The attached notes form part of these interim consolidated financial statements.

www.sunlife.com First Quarter Report 2003

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	FOR THE THREE MONTHS ENDED

	MARCH 31	MARCH 31
	2003	2002

ADDITIONS (REDUCTIONS) TO SEGREGATED FUNDS
Deposits:
Annuities	$1,203	$1,233
Life insurance	68	288

	1,271	1,521
Net transfers (to) from general funds	(24)	511
Net realized and unrealized gains (losses)	(1,776)	(116)
Other investment income	294	197

	(235)	2,113

DEDUCTIONS FROM SEGREGATED FUNDS
Payments to policyholders and their beneficiaries	1,948	1,653
Management fees	130	139
Taxes and other expenses	26	35
Effect of changes in currency exchange rates	2,233	127

	4,337	1,954

Net additions (reductions) to segregated funds for the period	(4,572)	159
Segregated funds net assets, beginning of period	52,755	48,544

Segregated funds net assets, end of period	$48,183	$48,703

Consolidated Statements of Segregated Funds Net Assets

	(unaudited, in millions of Canadian dollars)
	AS AT

	MARCH 31	DECEMBER 31	MARCH 31
	2003	2002	2002

ASSETS
Segregated and mutual fund units	$35,864	$38,377	$34,834
Stocks	6,332	7,452	8,682
Bonds	5,785	5,896	4,099
Cash, cash equivalents and short-term securities	954	1,530	1,061
Real estate	130	170	357
Mortgages	130	146	148
Other assets	1,325	965	740

	50,520	54,536	49,921

LIABILITIES	2,337	1,781	1,218

Net assets attributable to segregated funds policyholders	$48,183	$52,755	$48,703

The attached notes form part of these interim consolidated financial statements.

Sun Life Financial Services of Canada Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Basis of Presentation

Sun Life Financial Services of Canada Inc. and its subsidiaries are collectively referred to as “the Company”. Sun Life Financial Services of Canada Inc. prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada. These interim consolidated financial statements follow the same accounting policies and methods of computation as the annual 2002 consolidated financial statements, with the exception of the changes in accounting policies as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2. Changes in Accounting Policies

Disposal of Long-Lived Assets and Discontinued Operations: In the fourth quarter of 2002, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date.

This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations and requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the reporting of discontinued operations to include all components of an entity with operations and cash flows that can be distinguished from the rest of the Company. Discontinued operations will no longer include future operating losses, other than to the extent they are included in the fair value of the asset.

As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2002, as this line of business no longer qualifies as a discontinued operation. This reclassification had no impact on net income. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. closed on January 7, 2003 as described in Note 3. The income from discontinued operations for the three months ended March 31, 2003 was nil (nil for the three months ended March 31, 2002).

Disclosure of Guarantees: The Company adopted Disclosure of Guarantees, CICA Handbook Accounting Guideline 14, on January 1, 2003. This Accounting Guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements. Letters of credit and indemnities given by the Company were disclosed in Note 26 of the 2002 annual consolidated financial statements. There have been no material changes, for the period ended March 31, 2003, to the disclosures related to the guarantees and indemnification agreements as reported in the most recent annual consolidated financial statements.

3. Acquisition and Disposals

Effective March 20, 2003, the Company increased its ownership percentage in CI Fund Management Inc. (CI) from 31.7% to 34% by issuing approximately 2 million common shares of Sun Life Financial Services of Canada Inc. in exchange for approximately 5 million common shares of CI. The 2 million common shares of Sun Life Financial Services of Canada Inc. were recorded at a total fair value of $63. The acquired unamortized intangible asset consists of fund management contracts of $43. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. to Midland National Life Insurance Company for approximately $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. is being accounted for as a discontinued operation as described in Note 2.

The transactions are summarized below:

	Acquisition	Disposal

	CI	Clarica U.S.

Percentage of shares acquired / disposed of	2.3%	100%
Net balance sheet assets acquired / disposed of:
Invested assets	$1	$5,047
Other assets	44	225

	45	5,272

Actuarial liabilities and other policy liabilities	—	4,265
Other liabilities	17	553

	17	4,818

	$28	$454

Consideration:
Common shares issued / net proceeds of disposal	$63	$414
Transaction and other related costs	—	8

	$63	$406

Goodwill on acquisition	$35

Pre-tax loss on sale		$48

Cash and cash equivalents disposed of		$133

www.sunlife.com First Quarter Report 2003

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. Acquisition and Disposals (Cont’d)

Effective February 28, 2003, the Company sold its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreements, UnumProvident acquired the Company’s United Kingdom group income protection business together with the renewal rights to the group life business. The transaction resulted in a gain that is not considered material to these interim consolidated financial statements.

4. Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica Life Insurance Company (Clarica) in 2002, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance Company of Canada and Clarica. The Company expects the restructuring to be substantially completed by the end of 2003. The Company has recorded an increase in actuarial liabilities and a charge for restructuring costs in 2002. These costs cover future increased renewal commission expenses, severance, eliminating duplicate systems, facilities and operations, as well as other exiting costs. As at March 31, 2003, the remaining balance on these expected future costs, other than commissions, was as follows:

		Amount Utilized
	Expected				Ending
	Future Costs	2002	2003	Total	Balance

Costs of eliminating duplicate systems	$136	$58	$20	$78	$58
Costs of eliminating duplicate operations	140	53	27	80	60
Compensation costs	146	37	17	54	92
Transaction costs	107	104	—	104	3
Costs of consolidating facilities	26	2	1	3	23

Total	$555	$254	$65	$319	$236

5. Normal Course Issuer Bid and Cancellation of Common Shares

On February 12, 2003, the Company announced that the Board of Directors had authorized the purchase of up to 31 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. The purchases were and will be made under a normal course issuer bid in accordance with the rules of The Toronto Stock Exchange (Exchange). The normal course issuer bid covers the period from February 14, 2003 to January 5, 2004, unless the maximum number of common shares is purchased before January 5, 2004. Transactions were and will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. The shares purchased as part of the normal course issuer bid are cancelled following purchases. As at March 31, 2003, the Company had purchased and cancelled approximately four million of its common shares at an average price of $27.88 per share for a total amount of $116. Approximately one million additional shares were purchased for cancellation in April 2003, which were treated as outstanding as at March 31, 2003.

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Services of Canada Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003 include approximately three million common shares of Sun Life Financial Services of Canada Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

6. Earnings Per Share

	For the three months ended
	March 31	March 31
	2003	2002

BASIC EARNINGS PER SHARE
Shareholders’ net income	$343	$256
Weighted average number of shares outstanding (in millions)	617	432
Basic earnings per share	$0.56	$0.59
DILUTED EARNINGS PER SHARE
Shareholders’ net income	$343	$256
Less: Effect of stock options of subsidiaries (1)	—	1

Shareholders’ net income on a diluted basis	$343	$255

Weighted average number of shares outstanding on a diluted basis (in millions)	617	432
Diluted earnings per share	$0.56	$0.59

(1)   The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

Sun Life Financial Services of Canada Inc.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7. Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, M.F.S., SLF Asia, SLF United Kingdom and Corporate Capital. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Corporate Capital includes the accident and health reinsurance operations and those operations for which management responsibility resides in head office. Total net income (loss) in this category is shown net of certain expenses borne centrally. Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2003 consists of interest of $97 ($69 in 2002) and fee income of $12 ($20 in 2002).

	Results and assets by segment for the three months ended March 31, 2003

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$2,150	$2,620	$408	$145	$403	$141	$(109)	$5,758
Total net income (loss)	$184	$53	$28	$7	$50	$20	$—	$342
ASSETS
General fund assets	$50,585	$46,785	$1,187	$2,081	$11,411	$4,536	$(812)	$115,773
Segregated funds net assets	$18,250	$23,886	$—	$2	$6,045	$—	$—	$48,183
Other assets under management	$19,410	$2,512	$165,202	$68	$—	$—	$(14,359)	$172,833

	Results and assets by segment for the three months ended March 31, 2002

		United States
					United	Corporate	Consolidation
	Canada	Sun Life	M.F.S.	Asia	Kingdom	Capital	Adjustments	Total

Revenue	$982	$3,314	$543	$123	$464	$101	$(89)	$5,438
Total net income (loss)	$59	$98	$47	$2	$42	$6	$—	$254
ASSETS
General fund assets	$17,977	$46,189	$1,645	$1,889	$11,329	$2,246	$172	$81,447
Segregated funds net assets	$9,020	$31,639	$—	$1	$8,043	$—	$	$48,703
Other assets under management	$27,104	$2,811	$219,832	$30	$—	$—	$(23,031)	$226,746

8. Provisions for Certain Contingencies

REINSURANCE MATTERS

Certain of the arrangements in the reinsurance business remaining with the Company in run off are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company has been engaged in an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of workers’ compensation insurance policies written by U.S. insurers. The arbitration hearing concluded in early August 2002. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel’s decision is confidential.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company’s assessment of its liabilities following the decision of the Arbitration Panel.

LEGAL PROCEEDINGS

The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

www.sunlife.com First Quarter Report 2003

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9. Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2003.

Sun Life Financial Services of Canada Inc.